L'ORÉAL


05007358

L'OREAL
International Financial Information Department

SUPPL

Clichy, April 11th, 2005


SEC MAIL PROCESSING
RECEIVED
APR 14 2005
WASH, D.C. 213 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Weekly disclosures of trading in the Company's own shares for March 2005, as filed with the French *Autorité des Marchés Financiers*

Very truly yours,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

4/20

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 28/02/2005 au 04/03/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
28/02/2005	110 000	59,07	6 497 700,00
01/03/2005	110 000	59,60	6 555 450,00
02/03/2005	110 000	59,37	6 530 260,00
03/03/2005	110 000	59,20	6 511 890,00
04/03/2005	70 000	59,54	4 167 800,00
Total	510 000		30 263 100,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 28/02/2005 to 04/03/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
28/02/2005	110 000	59,07	6 497 700,00
01/03/2005	110 000	59,60	6 555 450,00
02/03/2005	110 000	59,37	6 530 260,00
03/03/2005	110 000	59,20	6 511 890,00
25/02/2005	70 000	59,54	4 167 800,00
Total	510 000		30 263 100,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 07/03/2005 au 11/03/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
07/03/2005	150 000	59,33	8 899 200,00
08/03/2005	110 000	59,20	6 512 000,00
09/03/2005	110 000	59,50	6 545 000,00
10/03/2005	110 000	59,76	6 573 050,00
11/03/2005	110 000	60,53	6 658 300,00
Total	590 000		35 187 550,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 07/03/2005 to 11/03/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
07/03/2005	150 000	59,33	8 899 200,00
08/03/2005	110 000	59,20	6 512 000,00
09/03/2005	110 000	59,50	6 545 000,00
10/03/2005	110 000	59,76	6 573 050,00
11/03/2005	110 000	60,53	6 658 300,00
Total	590 000		35 187 550,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 14/03/2005 au 18/03/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
14/03/2005	110 000	60,38	6 641 800,00
15/03/2005	110 000	60,41	6 645 100,00
16/03/2005	110 000	60,38	6 641 800,00
17/03/2005	110 000	59,67	6 563 700,00
18/03/2005	110 000	59,92	6 591 530,00
Total	550 000		33 083 930,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the14/03/2005 to 18/03/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
14/03/2005	110 000	60,38	6 641 800,00
15/03/2005	110 000	60,41	6 645 100,00
16/03/2005	110 000	60,38	6 641 800,00
17/03/2005	110 000	59,67	6 563 700,00
18/03/2005	110 000	59,92	6 591 530,00
Total	550 000		33 083 930,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 29/03/2005 au 01/04/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
			0,00
29/03/2005	110 000	60,46	6 650 600,00
30/03/2005	140 000	61,17	8 563 400,00
31/03/2005	80 000	61,86	4 948 720,00
01/04/2005	110 000	60,84	6 692 070,00
Total	440 000		26 854 790,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 29/03/2005 to 01/04/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
			0,00
29/03/2005	110 000	60,46	6 650 600,00
30/03/2005	140 000	61,17	8 563 400,00
31/03/2005	80 000	61,86	4 948 720,00
01/04/2005	110 000	60,84	6 692 070,00
Total	440 000		26 854 790,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY